SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CORUS GROUP plc

(Name of Issuer)

Ordinary Shares of 50p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides
17–19 Omonias Avenue, 1st Floor
CY-3052 Limassol
Cyprus
Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
159,793,721 ordinary shares held by Gallagher Holdings Limited are deemed to be beneficially owned by its sole shareholder and control person Alisher Usmanov.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.11%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 159,793,721 ordinary shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 159,793,721 ordinary shares

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
159,793,721 ordinary shares are deemed to be beneficially owned by Alisher Usmanov as the sole shareholder and control person of Gallagher Holdings Limited.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.11%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the Ordinary Shares of 50p each of Corus Group plc (the Issuer).  The principal executive offices of the Issuer are located at 30 Millbank, London, SW1P 4WY, England.

Item 2.	Identity and Background

(a)–(c), (f)                                           The persons filing this Amendment are (i) Gallagher Holdings Limited, a company organized under the laws of Cyprus (Gallagher), and Alisher Usmanov, a citizen of the Russian Federation who is Gallagher’s sole shareholder (the Shareholder).

The address of the principal business and principal office of Gallagher is 15 Agiou Pavlou, Ledra House, Agios Andreas, P.C. 1105, Nicosia, Cyprus.
The mailing address of Gallagher is 17–19 Omonias Avenue, Office 101–102, P.C. 3732, Limassol, Cyprus.
The principal business of Gallagher is the purchase and holding of shares in other companies.

The Shareholder is a business executive and works as the General Director of OOO Gazprominvestholding, 36 Novy Arbat, 121205 Moscow, Russia, which is also his business address.  The Shareholder is also the Chairman of the Board of Europe Steel plc, 100 Avenue Road, London NW3 3HF, England, and Vice Chairman of Global Natural Energy plc, 100 Avenue Road, London NW3 3HF, England.

The sole director and executive officer of Gallagher is Demetrios Serghides, a citizen of Cyprus (the Manager).  The Manager is a business executive and works as the Managing Director of Gainfield Enterprises Limited, 17–19 Omonias Avenue, 1st Floor, CY-3052, Limassol, Cyprus, which is also his business address.

(d) During the last five years, none of Gallagher, the Shareholder or the Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of Gallagher, the Shareholder or the Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Loan Agreement dated February 28, 2003 between Gallagher and Profeteria Co Limited, a company organized under the laws of Cyprus (Profeteria), Profeteria has opened a credit line (the Credit Line) for Gallagher in the principal amount of USD 100 million, with interest accrued at the rate of 5 (five) per cent per annum for the purpose of purchase of securities and derivative financial instruments thereof issued by the Issuer.  Profeteria is a Cyprus-based corporate lender that is not affiliated with Gallagher in any way, and the opening of  the Credit Line is in all respects a transaction conducted on an arm’s-length basis by Profeteria and Gallagher.

The aggregate consideration paid by Gallagher in purchasing the 159,793,721 ordinary shares of the Issuer held by Gallagher as of the date of this Schedule 13D amounts to approximately USD 25,784,422 (inclusive of broker’s fees and stamp duty, and computed as set out in Item 5 below), and Gallagher has borrowed the entire amount of this consideration from Profeteria in a series of draw downs under the Credit Line.

Item 4.	Purpose of Transaction

In connection with the acquisition of beneficial ownership of 159,793,721 ordinary shares of the Issuer held by Gallagher as of the date of this Schedule 13D, the Shareholder initiated arm’s length discussions with members of the Issuer’s management with a view to increasing his participation in the management of the Issuer.  A substantial part of the Issuer’s business involves production of steel and steel products and the Shareholder has gained significant steel production experience during his professional career.  Depending on the outcome of these discussions with the Issuer’s management, the Shareholder may (i) increase his beneficial ownership of the Issuer’s ordinary shares to a level sufficient to nominate and elect a member of the Issuer’s board of directors, (ii) continue to hold beneficial ownership of the Issuer’s shares to benefit from any dividends and sale proceeds from such shares, or (iii) dispose of some or all of such shares.

The Shareholder from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Shareholder will take such actions in the future as he may deem appropriate in the light of the circumstances existing from time to time. If the Shareholder believes further investment in the Issuer is attractive, whether because of the market price of the Issuer’s securities or otherwise, he may acquire ordinary shares or other securities of the Issuer either in the open market or in privately negotiated transactions subject, in either case, to the limitations imposed by the Issuer’s articles of association.

Except as set forth above, neither Gallagher nor the Shareholder (each a Filing Person and together the Filing Persons) has any plan or proposal that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter, bylaws or other instruments corresponding thereto or other action which may impede the acquisition or control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)–(b) The 159,793,721 ordinary shares of the Issuer beneficially owned by the Shareholder were acquired by Gallagher by effecting the following transactions:

Date	Number of Shares Acquired	Price per share in GBP	Aggregate price in GBP*	Price per share in USD**	Aggregate price in USD**
March 13, 2003	93,318,211	—	—	0.13448	12,549,176
March 28, 2003	19,098,878	—	—	0.14055	2,684,426
April 23, 2003	1,280,429	0.1227	158,338	0.19706	254,291
April 24, 2003	11,428,210	0.1218	1,403,541	0.19561	2,254,087
April 25, 2003	7,232,498	0.1240	904,077	0.19914	1,451,948
April 25, 2003	3,000,000	0.1255	379,583	0.20155	609,610
April 28, 2003	8,000,000	0.1446	1,165,583	0.23223	1,871,926
April 28, 2003	1,186,143	0.1417	169,385	0.22757	272,032
April 29, 2003	1,000,000	0.1575	158,760	0.25295	254,969
April 29, 2003	10,000,000	0.1605	1,617,025	0.25776	2,596,942
April 29, 2003	1,000,000	0.1600	161,280	0.25696	259,016
April 30, 2003	3,249,352	0.1380	452,054	0.22163	725,999
Total	159,793,721				25,784,422

*                         Inclusive of broker’s fees and stamp duty,

**                  The share purchases made on March 13, 2003 and March 28, 2003 were denominated in US dollars; all other share purchases were denominated in British pounds in respect of which translations into US dollars are solely for convenience and are computed at the rate of USD 1.606 per GBP 1, the 12:00 noon buying rate from the Federal Reserve Bank of New York as of May 5, 2003.

Of the foregoing transactions, the share purchases made on March 13, 2003 and March 28, 2003 were private acquisitions made in Cyprus and were denominated in US dollars.  All other share purchases were conducted in the open market on the London Stock Exchange in the United Kingdom and were denominated in British pounds.

Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2003, the Issuer had 3,130,418,053 outstanding ordinary shares as of December 28, 2002, of which the 159,793,721 ordinary shares held by Gallagher constitute 5.11%.

The Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of all such 159,793,721 ordinary shares.

To the knowledge of either Filing Person, the Manager does not beneficially own any ordinary shares of the Issuer.

(c)                                  Except as set forth in (a)–(b) above, neither Filing Person nor, to the knowledge of either Filing Person, the Manager, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Schedule 13D.

(d)                                 To the knowledge of either Filing Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares of the Issuer beneficially owned by the Shareholder.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Shareholder, by virtue of being the sole shareholder and control person of Gallagher, has sole voting and dispositive power over all ordinary shares of the Issuer held by Gallagher.  Other than this relationship, and except as set forth in Exhibit 1 and Exhibit 2 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit

Description

1.	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov.

2.	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2003

GALLAGHER HOLDINGS LIMITED

By:	/s/ Demetrios Serghides
Demetrios Serghides
Sole Director/Executive Officer

ALISHER USMANOV

/s/ Alisher Usmanov

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1

This agreement is made pursuant to Rule 13d-1(a) and Rule 13d-1(k)(1) under the U.S. Securities and Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer”.  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(d) or 13(g) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: May 6, 2003

GALLAGHER HOLDINGS LIMITED

By:	/s/ Demetrios Serghides
Demetrios Serghides
Sole Director/Executive Officer

ALISHER USMANOV

/s/ Alisher Usmanov

EXHIBIT 2

LOAN AGREEMENT

on opening of the credit line

(with the set limit of indebtedness)

“28” February 2003

Profeteria Co Limited a company incorporated under the laws of Cyprus whose registered office is  221 Chr. Hadjipavlou st., Helios Court, 1st Floor, 3036 Limassol, Cyprus, hereinafter referred to as the “Lender”, represented by Vladimir Chelnokov acting on the basis of Power of Attorney dated June 11th 2002 on the one side, and Gallagher Holdings Limited a company incorporated under the laws of Cyprus whose registered office is  Agiou Pavlou, 15, Ledra House, Agious Andreas, P.C. 1105, Nicosia, Cyprus, hereinafter referred to as the “Borrower”, represented by Director Demetrios Serghides acting on the basis of the Memorandum and Articles of Association on the other side, together referred to as the “Parties”, have concluded the present Loan Agreement on opening of the credit line (hereinafter: the “Agreement”), on the following:

ARTICLE 1. TERMS AND DEFINITIONS

The terms and definitions used for the purposes of the present Agreement are as follows:

“Loan” means the funds disbursed by the Lender to the Borrower by separate Tranches subject to repayment in accordance with the terms and conditions hereof.

“Tranche” means a part of the loan disbursed by the Lender to the Borrower within the limit of the credit line opened for the Borrower in accordance with the terms and conditions hereof.

“Principal” means the amount of the Tranche (the total amount of the Tranches) disbursed to the Borrower and subject to repayment in accordance with the terms and conditions hereof.

“Limit of Indebtedness” means the maximum volume of the Borrower’s lump sum indebtedness for the Tranches.

“Limit Utilization Period” means the period during which separate Tranches may be disbursed to the Borrower within the limit of the opened credit line.

“Available Limit” means the available limit of indebtedness, which the Borrower shall have the right to utilize.

“Current Loan Indebtedness” means the Borrower’s aggregate indebtedness to repay the amount of the principal for all the Tranches disbursed to the Borrower, which is not due.

“Due Indebtedness” means the Borrower’s aggregate indebtedness for all the disbursed Tranches and/or the interest accrued for the relevant interest period, which is due.

“Overdue Loan Indebtedness” means the indebtedness of the principal, which is not repaid when due pursuant to the present Agreement.

“Overdue Interest Indebtedness” means the indebtedness of the interest accrued during the relevant interest period, which is not repaid when due pursuant to the present Agreement.

“Interest Period” means the period of time during which the interest is accrued and paid by the Borrower.

“Limit Opening Date” means the date on which the first Tranche is disbursed under the present Agreement.

“Supplement” means the Supplementary Agreement to the present Agreement.

“Loan Currency” is US Dollars.

ARTICLE 2. SUBJECT OF THE AGREEMENT

2.1 The Lender undertakes to disburse a Loan to the Borrower in the amount and on the terms and conditions provided for herein, and the Borrower undertakes to repay the funds disbursed to it and to pay the interest thereon as well as effect other payments to the Lender according to the procedure provided for herein.

2.2 The Lender opens a credit line for the Borrower for the period till 01 September 2004 inclusive, the Limit of Indebtedness being 100,000,000 (one hundred million) US Dollars at the rate of 5 (five) per cent per annum for the purpose of purchase of securities and derivative financial instruments thereof issued by Corus Group PLC .

2.3 Disbursement and repayment of Tranches will be effected on the dates agreed upon by the Lender and the Borrower in the Notices pursuant to Article 3 hereof.

2.4 The Limit Utilization Period shall be till 28 of February  2004 inclusive. When the Limit Utilization Period expires, the Borrower’s right to obtain Tranches shall be cancelled.

ARTICLE 3. DISBURSEMENT AND UTILIZATION OF TRANCHES

3.1 The Borrower shall have the right to obtain and to utilize a separate Tranche on account of the credit line commencing from the date agreed upon by the Lender.

3.2 Each Tranche shall be disbursed by the Lender to the Borrower for the period mentioned in clause 2.4 hereof and within the limit set by clause 2.2 on condition that:

•                  there is no Overdue Loan Indebtedness and/or Overdue Interest Indebtedness;

•                  the utilization period and the amount of the Tranche have been agreed upon by making the relevant mark on the Notice by the Lender.

3.3 The Borrower shall notify the Lender of its intention to obtain and to utilize every Tranche on account of the credit line by written Notice not later than one business day prior to the contemplated day of the Tranche utilization. The Notice shall be signed by duly authorized officers and certified by the Borrower’s seal.

The Notice shall be deemed submitted on the date when the original Notice is delivered to the Lender. The Loan disbursement date shall be agreed upon by making the relevant mark on the Notice by the Lender.

3.4 The Lender shall disburse to the Borrower the relevant Tranche for the period indicated by the Borrower in the written Notice in a non-cash form by transferring the amount of the Tranche to the Borrower’s bank account indicated in the Notice.

3.5 The date of the relevant Tranche disbursement shall be the date when the amount of the Tranche is credited to the Borrower’s bank account pursuant to clause 3.4 hereof.

ARTICLE 4. INTEREST

4.1 The Borrower shall pay to the Lender the interest accrued on the Current Loan Indebtedness at the rate defined in clause 2.2 hereof.

4.2 The interest shall accrue on the Current Loan Indebtedness for the relevant Interest Period calculated on the basis of the actual number of calendar days in the Interest Period and 360 days in a year.

4.3 The first Interest Period for the Loan shall commence on the day following the loan disbursement date and shall terminate on the Loan repayment date.

Article 5. Repayment of the Borrower’s Obligations Under the Present
Agreement

5.1 The repayment of the Indebtedness Due hereunder shall be effected by the Borrower in full pursuant to the terms set forth for each Tranche in written Notices and pursuant to Article 4 hereof.

5.2 The date of the performance by the Borrower of its monetary obligations hereunder shall be the date when the funds are credited to the Lender’s account indicated herein.

ARTICLE 6. EARLY REPAYMENT OF THE LOAN INDEBTEDNESS

6.1 The Borrower shall have the right of full or partial early repayment of the Current Loan Indebtedness and/or interest accrued thereon. The Borrower shall send the Lender a written notice of early full or partial repayment of the Current Loan Indebtedness indicating the amount and the date of early repayment. Early repayment may be effected not earlier than the next business day following the day when the Lender receives the relevant notice.

ARTICLE 7. EARLY CLOSING OF LIMITS AND CLAIM OF EARLY REPAYMENT OF THE
LOAN INDEBTEDNESS

7.1 The Lender shall have the right of early closing of the credit line in its unutilized part and/or claim early repayment of indebtedness for the Principal and for the accrued interest hereunder, should any of the following events occur:

a)              non-performance or improper performance by the Borrower of its obligations hereunder;

b)             application of the loan for the purposes other than those specified in clause 2.2 hereof;

c)              a claim for funds recovery or for judgment for performance of an obligation under any contract or for vindication of property or transfer of part of the Borrower’s property to the ownership of third parties is brought against the

Borrower, if the amount of such claim exceeds 25% of the Borrower’s assets value as of the date when such claim is brought;

d)             a decision on reorganization or liquidation in respect of the Borrower or reduction of the Borrower’s charter capital is taken;

e)              the Borrower actually ceases its activities;

f)                there is a material adverse change in the Borrower’s financial condition as compared to the previous quarter;

g)             the arbitration court awards to accept the application declaring the Borrower bankrupt;

h)             true information of occurrence of events that may substantially deteriorate the Borrower’s creditworthiness is available with the Lender.

7.2 For the purposes of exercise of its rights pursuant to clause 7.1, the Lender shall have the right to act as follows at any time: to declare by written notice all the amounts disbursed to the Borrower pursuant to the present Agreement and unpaid by the Borrower to be subject to immediate payment, upon which they become immediately payable and are subject to payment together with the interest and other payments, provided for by the present Agreement on the date specified in the Lender’s notice.

ARTICLE 8. PRIORITY OF OBLIGATIONS

8.1 The Borrower shall recognize the priority of its obligations to the Lender compared to all other obligations undertaken by the Borrower during the period of validity hereof except for the cases provided for by the current law.

8.2 The Borrower undertakes to utilize the revenue from its activities first of all to perform its obligations hereunder.

ARTICLE 9. OVERDUE PAYMENT

9.1 For non-performance or improper performance by the Borrower of its obligations hereunder the Borrower shall pay to the Lender a penalty at the rate of 0.1% (zero point one per cent) per each day of delay calculated from the amount of the overdue interest payment and other overdue payments to the Lender.

ARTICLE 10. RIGHTS AND OBLIGATIONS OF THE PARTIES

10.1 The Lender shall have the right:

10.1.1 to claim from the Borrower information and documents confirming the application of the Loan in compliance with clause 2.2 hereof and financial and economic condition of the Borrower.

10.1.2 to verify the truthfulness of reported and planned indicators of the Borrower’s financial and economic activities submitted by the Borrower in the form suitable for the Lender.

10.2 The Lender undertakes:

10.2.1 To disburse the Loan to the Borrower pursuant to the terms and conditions hereof.

10.3 The Borrower shall have the right:

10.3.1 to obtain the loan in accordance with the procedure provided for herein.

10.4 The Borrower undertakes:

10.4.1 to notify the Lender promptly of the occurrence of events, which may substantially deteriorate the Borrower’s creditworthiness, and to inform the Lender of the measures undertaken by the Borrower to eliminate the consequences of the above events.

10.4.2 to utilize the funds obtained in accordance with the present Agreement strictly for the purposes specified in clause 2.2 hereof.

10.4.3 to submit any information regarding the financial condition and economic activities of the Borrower upon the Lender’s first demand.

The information obtained by the Lender shall be regarded as confidential.

10.4.4 to inform the Lender in writing of any changes to the actual domicile, banking references, legal form, powers of the senior officers (management bodies), as well as the changes to the composition of the Borrower’s management bodies or shareholders within two days from occurrence of the relevant event.

10.4.5 to submit to the Lender the documents confirming changes to the Borrower’s constituent documents within seven days from the date on which such changes take effect.

10.4.6 to duly perform all the obligations hereunder.

ARTICLE 11. SETTLEMENT OF DISPUTES BETWEEN THE PARTIES

11.1 The Parties will try to settle amicably all disputes that may arise from the present Agreement or in connection with it.

11.2 Should the Parties fail to settle a dispute amicably, any dispute, disagreement or claim arising from the present Agreement or regarding it or its violation, termination or invalidity shall be settled in International Commercial Arbitration Court at the Russian Federation Chamber of Commerce  and Industry.

11.3 The settlement of disputes arising from the present Agreement or in connection with it shall be governed by the current law of the Russian Federation.

ARTICLE 12. ADDITIONAL TERMS AND CONDITIONS

12.1 Any amendments and additions to the present Agreement shall be valid only if they are executed in writing, signed by duly authorized officers and certified by the Parties’ seals.

12.2 Any notice or communication sent by one Party hereto to  the other shall be made in English in written form. Such notice or communication shall be deemed duly sent, if it is delivered to the addressee by a messenger (courier) or by a registered letter to the address specified in the present Agreement or by a facsimile message

(with mandatory submission of the original within 5 business days) and certified by the signatures of the authorized officers and the Parties’ seal (if necessary).

12.3 The terms and conditions hereof shall not be subject to disclosure.

12.4 All other matters, which are not expressly provided for by the present Agreement, shall be governed by the current law of the Russian Federation.

12.5 This Agreement shall become effective as of the date of its signing and shall remain valid until the Parties’ obligations hereunder are fully performed.

12.6 This Agreement is signed in two original counterparts, each of them being equally valid.

ARTICLE 13. ADDRESSES AND BANKING DETAILS OF THE PARTIES

Lender: Profeteria Co Limited, 221 Chr. Hadjipavlou st., Helios Court, 1st Floor, 3036 Limassol, Cyprus

Bank details: OJSC Bank Petrocommerce, 24 Petrovka st., 127051 Moscow

Corr. Bank: Bank of New York, N.Y., USA a/c 890-0068-116

Borrower:

Gallagher Holdings Ltd., Agiou Paviou, 15, Ledra House, Agious Andreas, P.C.

1105, Nicosia, Cyprus

Account No: 240 07 201221 01 in Hellenic Bank Limited – International

Business Center, 52 Glastonos Ave., P.O.Box 51474, 3505 Limassol, Cyprus,

SWIFT CODE: HEBA CY 2NUM

For and on behalf of the Lender	For and on behalf of the Borrower

/s/ Vladimir Chelnakov	/s/ Demetrios Serghides
Vladimir Chelnokov	Demetrios Serghides